UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                  _____________

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 Hollinger Inc.
                                (Name of Issuer)

                            Retractable Common Shares
                         (Title of Class of Securities)

                                   43556C 60 6
                                 (CUSIP Number)

                               Peter K. Carmichael
                                    Secretary
                      Press Holdings International Limited
                                Registered Office
                               22 Grenville Street
                       St. Helier, Jersey, Channel Islands
                                +377 93 15 94 93

                                 with a copy to:

                             Morris J. Kramer, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 17, 2004
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------

CUSIP No. 43556C 60 6                13D/A              Page 2 of 9 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

              Press Acquisition Inc.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /_/
                                                                  (b) /_/

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                         /_/
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
-------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0
        OWNED BY         ------------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 27,363,170
          WITH           ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                27,363,170
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,363,170
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         /_/

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.2%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP No. 43556C 60 6              13D/A                 Page 3  of 9 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

         Press Holdings International Limited
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  /_/
                                                                  (b)  /_/

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         BK
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                    /_/

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Jersey
-------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0
        OWNED BY         ------------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 27,363,170
          WITH           ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                27,363,170
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,363,170
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          /_/

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.2%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO, HC
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP No. 43556C 60 6              13D/A                    Page 4 of 9  Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

         Sir David Barclay
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /_/
                                                                 (b)  /_/

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

           AF, BK
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     /_/

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United Kingdom
-------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0
        OWNED BY         ------------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 27,363,170
          WITH           ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                27,363,170
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           27,363,170
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                      [  ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           78.2%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           IN, HC
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP No. 43556C 60 6                 13D/A                 Page 5 of 9 Pages
-------------------------------------------------------------------------------

1 NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Sir Frederick Barclay
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /_/
                                                                    (b) /_/

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, BK
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          /_/

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
-------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0
        OWNED BY         ------------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 27,363,170
          WITH           ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                27,363,170

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,363,170
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         /_/

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.2%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN, HC
-------------------------------------------------------------------------------

                  The statement on Schedule 13D relating to the Retractable Common Shares of Hollinger Inc., a corporation incorporated under the Canada Business Corporations Act, having its principal executive offices at 10 Toronto Street, Toronto, Ontario, Canada M5C 2B7, which was filed with the Securities and Exchange Commission on January 28, 2004 (the "Schedule 13D") by the Reporting Persons (as defined below) is hereby amended to furnish additional information set forth herein. All capitalized terms not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

                  This amendment is filed by Press Holdings International Limited, a corporation incorporated under the laws of Jersey ("PHIL"), Press Acquisition Inc., a corporation incorporated under the Canada Business Corporations Act and a wholly-owned subsidiary of PHIL ("Press Acquisition"), Sir David Barclay, a citizen of the United Kingdom, and Sir Frederick Barclay, a citizen of the United Kingdom (PHIL, Press Acquisition, Sir David Barclay and Sir Frederick Barclay together constitute the "Reporting Persons").

Item 4.  Purpose of Transaction.

                    Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs prior to the last paragraph of Item 4 of the Schedule 13D.

                  On February 17, 2004, among other things, the Company commenced an offer to purchase (the "Debt Tender Offer") any and all of its outstanding 11.875% Senior Secured Notes due 2011 (the "Notes") and a related solicitation of consents (the "Consents") to certain proposed amendments to the indenture (the "Indenture"), dated as of March 10, 2003, by and among the Company, Ravelston Management Inc., as guarantor, 504468 N.B. Inc., as guarantor, The Ravelston Corporation Limited ("Ravelston"), Sugra Limited and Wachovia Trust Company, National Association, as trustee, which amendments would, among other things, eliminate substantially all of the restrictive covenants contained in the Indenture. In addition, holders who validly tender Notes pursuant to the Debt Tender Offer will be deemed to have granted an irrevocable and permanent waiver of any defaults under, and non-compliance with certain covenants of, the Indenture, that may arise by virtue of the Funding Agreement (as defined below). As of February 17, 2004, there was outstanding $120,000,000 aggregate principal amount of Notes.

                  The consideration to be paid for the Notes under the Debt Tender Offer is $1,250 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the settlement date (the "Tender Offer Consideration"). In addition, if Notes are purchased in the Debt Tender Offer, each holder of Notes who validly tenders his, her or its respective Notes (and thereby delivers the Consents), and does not withdraw such tender, on or prior to March 3, 2004 shall be entitled to receive a consent payment in the amount of $30 per $1,000 principal amount of such Notes. As a result, the "Total Consideration" under the Debt Tender Offer for such holders is $1,280 per $1,000 principal amount of the Notes.

                  In connection with the Debt Tender Offer, on February 18, 2004, the Company and PHIL entered into a funding agreement (the "Funding Agreement"). Subject to the terms and conditions of the Funding Agreement, PHIL has agreed to (i) loan, advance or otherwise make available to the Company immediately available funds, in an amount sufficient to pay the aggregate Total Consideration and (ii) pay, or cause to be paid, the out-of-pocket fees and expenses incurred by the Company in connection with the making and consummation of the

Debt Tender Offer. The obligation of PHIL to fund the aggregate Total Consideration will be subject to, among other things, (i) (a) Press Acquisition taking up and paying for all of the Shares owned or controlled, directly or indirectly, by Ravelston and Lord Black tendered pursuant to the Offer in accordance with the terms and conditions thereof, (b) the Company having received valid Consents from the holders of an aggregate principal amount of Notes that represent no less than a majority of the aggregate principal amount of Notes outstanding as of 5:00 p.m., New York City time, on March 18, 2004 (unless such date is extended or earlier terminated), (c) acceptance for purchase by the Company of the Notes tendered pursuant to the Debt Tender Offer, (d) the Company not waiving or deeming any condition not applicable to the Debt Tender Offer without the prior written consent of PHIL, (e) the validity and enforceability of the Funding Agreement against the Company, (f) the absence of certain legal or regulatory impediments that would enjoin or otherwise prevent performance of the Funding Agreement or consummation of the Debt Tender Offer and (g) the Company not amending or supplementing the Offer to Purchase or related documents without the prior written consent of PHIL, and
(ii) the receipt by PHIL of a duly executed Debt Tender Offer funding notice, which will specify, among other things, the amount of funds requested and will also contain the Company's certification that the conditions in (i)(b) through
(i)(g) above have been satisfied as of the date of the funding request notice. Upon receipt of a duly executed Debt Tender Offer funding notice, and satisfaction or waiver of the conditions of the Funding Agreement, PHIL will promptly, and in any event, within two business days, transmit or cause the transmission of the necessary funds to the account specified by the Company.

                  PHIL's funding obligations under the Funding Agreement will terminate on the earlier to occur of the termination or withdrawal of the (i) Debt Tender Offer and (ii) Offer, in either case in accordance with its terms.

Item 7.  Material to be Filed as Exhibits.

                  Item 7 of the Schedule 13D is hereby amended by adding the description of the exhibit set forth below to the list of exhibits contained in
Item 7 of the Schedule 13D.

                 Exhibit 5 Funding Agreement, dated as of February 17, 2004, by and between Hollinger Inc. and Press Holdings International Limited.

                                    SIGNATURE

                  After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 19, 2004


                                       PRESS HOLDINGS INTERNATIONAL LIMITED


                                       By: /s/ DAVID BARCLAY
                                          -----------------------------------
                                       Name:   Sir David Barclay
                                       Title:  President


                                       PRESS ACQUISITION INC.


                                       By: /s/ CHARLES R. KLOTZ
                                          -----------------------------------
                                       Name:   Charles R. Klotz
                                       Title:  Director


                                       /s/ DAVID BARCLAY
                                       --------------------------------------
                                       Sir David Barclay


                                       /s/ FREDERICK BARCLAY
                                       --------------------------------------
                                       Sir Frederick Barclay

                                  EXHIBIT INDEX


Exhibit No.                               Exhibit Name
----------                                ------------

Exhibit 5 Funding Agreement, dated as of February 17, 2004, by and between Hollinger Inc. and Press Holdings International Limited.